EXHIBIT 12.3

Southwestern Electric Power Company
Ratio of Earnings to Fixed Charges
For Years Ended December 31,
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                                       1996          1995         1994        1993(2)      1992
                                     ---------    ---------    ---------     --------    --------
                                                    (thousands, except ratios)
Operating income                      $138,083     $162,776     $145,922     $118,057     $145,727
Adjustments:
  Income taxes                          32,931       41,131       20,623       37,108       31,478
  Provision for deferred
    income taxes                         2,849        6,287       22,248         (648)      10,258
  Deferred investment tax credits       (4,730)      (4,786)      (4,278)      (5,193)      (6,864)
  Reserve for utility plant costs,     (21,815)        --           --           --           --
    net of tax
  Other income and deductions              312          178        4,656        3,658          537
  Allowance for borrowed and equity
    funds used during construction       2,423        9,334        6,097        2,580          182
  Interest portion of financing
    leases                               1,514        1,896        2,562        2,534        2,783
                                     =========    =========    =========    =========    =========
        Earnings                      $151,567     $216,816     $197,830     $158,096     $184,101
                                     =========    =========    =========    =========    =========


Fixed charges:
  Interest on long-term debt           $44,066      $44,468      $43,395      $40,958      $47,490
  Interest on short-term debt
    and other                            8,381       10,706        7,568        4,866        4,073
  Interest portion of financing
    leases                               1,514        1,896        2,562        2,534        2,783
                                     =========    =========    =========    =========    =========
        Fixed charges                  $53,961      $57,070      $53,525      $48,358      $54,346
                                     =========    =========    =========    =========    =========


Ratio of earnings to fixed charges        2.81 (1)     3.80         3.70         3.27 (3)     3.39



(1) Earnings in 1996 reflect a $21.8 million one-time charge, net of tax, associated with certain investments for plant sites, engineering studies and lignite reserves.
(2) Earnings in 1993 were significantly affected by restructuring charges, the $3 million cumulative effect of changes in accounting principles and the establishment of reserves for fuel properties.
(3) The ratio of earnings to fixed charges for 1993 was calculated before cumulative effect of change in accounting principles.

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